                         November 4, 2019

VIA EDGAR AND OVERNIGHT COURIER

Eric Mcphee

Jennifer Monick

Maryse Mills-Apenteng

Jennifer Gowetski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Q&K International Group Limited
Response Letter
Filed November 1, 2019
File No. 333-234112

Dear Mr. Mcphee, Ms. Monick, Ms. Mills-Apenteng and Ms. Gowetski:

On behalf of our client, Q&K International Group Limited, a company incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s further clarification of its response to the comment contained in the letter from the Staff dated October 31, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s original response filed on November 1, 2019. Capitalized terms used but not otherwise defined herein have the meanings set forth in the amendment No.2 to the Company’s registration statement on Form F-1 filed with the Commission on November 1, 2019 (the “Registration Statement”).

The Company expects to request effectiveness of the Registration Statement at 4:30 p.m., Eastern Time on November 4, 2019 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

Securities and Exchange Commission

November 4, 2019

Form F-1 filed October 25, 2019

General

1.

We note your response to prior comment 2 that the price adjustments are excluded from the average monthly rental or the average monthly rental before discount for rental prepayments. We further note the definitions of average monthly rental and average monthly rental before discount for rental prepayments on page 8 as well as your disclosure regarding your marketing expenses and promotion costs on pages 99 and 100. Please confirm to us that the average monthly rental and average monthly rental before discount for rental prepayments amounts on pages 17 and 96 reflect all promotion costs or revise accordingly. In addition, please tell us the nature of the promotion costs that are included in the selling and marketing expenses described on page 100.

Original response from the Company in its response letter filed on November 1, 2019:

“The Company respectfully confirms that the average monthly rental and average monthly rental before discount for rental prepayments amounts on pages 17 and 96 reflect all promotion costs except for those recorded in selling and marketing expenses.

The promotion costs included in the selling and marketing expenses described on page 100 primarily consisted of general promotion costs incurred for Company’s brand promoting activities with other online platform service providers which are recorded as advertising expenses upon occurrence in accordance with ASC 720-35. As the general promotion costs are not directly attributable to the lease agreements with tenants, it is not a form of discount.”

The Company wishes to further clarify its response by replacing the second paragraph in its original response dated November 1, 2019 with the following:

“The promotion costs included in the selling and marketing expenses described on page 100 consisted of general promotion costs incurred for Company’s brand promoting activities, e.g., online advertisement of the Company and its brand with other online platform service providers. Such costs are recorded as advertising expenses upon occurrence in accordance with ASC 720-35. These brand promotion activities are advertising of the Company itself and its brands, not reductions in rent.”

Securities and Exchange Commission

November 4, 2019

Should you have any questions about the response contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Guangjie Jin, the founder, chairman and chief executive officer of the Company, by phone at +86-21-6417-9625 or via e-mail at bill@qk365.com, or Jimmy Chen, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86-21-6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Guangjie Jin, Founder, Chairman and Chief Executive Officer, Q&K International Group Limited
Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP